BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

July 8, 2016

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation
Amendment No. 15 to Registration Statement on Form S-1
Filed May 13, 2016
File No. 333-204811

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated June 9, 2016 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation)(the “Company”) regarding the Registration Statement on Form S-1, filed by the Company on May 13, 2016.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 16 to the Registration Statement on Form S-1.

Acquisition of the Boxlight Group

1.	We note that a portion of the purchase price payable to EDI under the share purchase agreement will be payable out of net proceeds of a debt financing to be secured by you on or before May 31, 2016. We also note that a portion of the debt proceeds will be required to pay the SkyView Note. Please update the status of your negotiations with lenders. If you do not have a financing agreement signed by the parties, please disclose this fact and substantially revise your disclosure to discuss the business that will exist at closing, rather than the business that you hope to build. If you have reached an agreement with a lender, please describe the terms of the agreement and file it as an exhibit to your registration statement.

RESPONSE:

As noted under “Acquisition of the Boxlight Group” on page 7 of Amendment 16 to the Registration Statement on Form S-1, the Closing of the acquisition of the Boxlight Group under the share purchase agreement is conditioned upon our payment of $1,000,000 out of the net proceeds of debt financing secured by the assets of Boxlight USA by a date which is on or before July 31, 2016. In addition, as disclosed under “Terms of the Mimio Acquisition” on page 6, on July 5, 2016, Skyview, Boxlight Parent and Mim Holdings entered into an amendment, effective as of June 30, 2016, to the original Mimio purchase agreement. The amendment restated and increased the amount of the Skyview Note which now requires a $2,200,000 installment payment due on August 3, 2016 and the remaining balance due on November 3, 2016. The Company is currently in discussions with asset based lenders to obtain a senior credit facility of approximately $4.0 million to be secured by liens on the assets of both Mimio and the Boxlight Group. If obtained by the end of July, the proceeds would be used, to the extent of $1,000,000, to complete the Boxlight Group acquisition and pay the $2,200,000 installment due under the restated Skyview Note. We believe that appropriate disclosure of the risks of not obtaining such financing appear in both the prospectus summary and under the risk factor entitled We may not be able to pay our short-term obligations when due. The registrant will file an additional amendment to the registration statement within the next 3 to 4 weeks to disclose the terms of the credit facility if obtained and file such agreement as an exhibit to the registration statement. If for any reason, the credit facility is not obtained, Boxlight Parent may be required to cease its actual and proposed business operations. Alternatively, if the credit facility is obtained, but proceeds are insufficient to enable the registrant to make both payments to EDI and under the Skyview Note, the registrant will apply available net proceeds first to consummate the Boxlight Group acquisition and then seek to obtain a further extension of the installment payment currently due under the Skyview Note. Appropriate disclosure of these risks are made on page 6 and under the above referenced risk factor.

Acquisition of Genesis, page 7

2.	Please revise the first paragraph of this section for clarity. In this regard, we note that you disclose that Boxlight will acquire Vert Capital. However, your disclosure elsewhere in the prospectus indicates that Vert Capital was acquired on May 9, 2016. Please reconcile.

RESPONSE:

The disclosure has been revised to indicate that Genesis was acquired by Boxlight Parent on May 9, 2016 from Vert Capital. Vert Capital was not acquired by Boxlight Parent.

The conversion provisions and other terms of a $2,000,000 convertible note…, page 23

3.	You state in the second-to-last sentence of the first paragraph of this risk factor that the note contains several penalty provisions in the event you are late delivering conversion shares. Please revise, where appropriate, to discuss these penalties.

RESPONSE:

The risk factors have been revised to contain the penalty provisions in the event that we are late delivering the conversion shares.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Statements

Note 2. Stock Option Expense, page 31

4.	We note that you will grant 194,649 options to purchase your Class B common shares to employees and that you did not provide a pro forma adjustment for the estimated stock- based compensation to be issued upon consummation of the offering and acquisition. Please tell us and revise your filing to explain why you did not provide an estimate of the stock-based compensation related to these options within your pro forma combined statement of operations.

RESPONSE:

Section 2.4 of the Share Purchase Agreement between Everest Display Inc. and the Company provided that employees of the Boxlight Group “may be” issued stock options of Boxlight Parent that represent on an aggregate basis 2% of the fully-diluted common stock of Boxlight Parent and which vests annually in equal installments over four-year period. The stock options may or may not be issued and the full terms of the stock option have not been determined. As a result, we did not provide an estimate of the stock-based compensation related to these options. We have revised our disclosure to state that the stock-based compensation related to these options have not been included in our pro forma combined statement of operations.

Note 10. Issuance of Long-term and Short-term Debt for Acquisition of Mimio, page 35

5.	We see that you have recorded a $2 million liability adjustment for the issuance of the unsecured convertible promissory note to Mim Holdings, Inc. and that the note is convertible into common shares at a per share conversion price equal to fifty-five percent of the initial price in this offering. Please tell us how you have accounted for and reported this note issuance within your combined financial statements, including how you have accounted for the conversion feature of this note under ASC 470-20, ASC 815-15 or other appropriate literature.

RESPONSE:

The note has been accounted for as a traditional convertible note with contingent conversion options. The Company will evaluate the note for beneficial conversion feature upon the IPO. The Company expects that the conversion feature is not a derivative as the conversion price will be set on the IPO date, and the note will be convertible to a fixed number of shares. Although the IPO is not controlled by the Company, the Company will be able to determine the IPO price and make sure there are enough authorized shares to be issued upon the IPO.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (770) 906-0557. In addition, please contact Tahra Wright of Loeb & Loeb LLP at (212) 407-4122 if you have any questions or require additional information.

Sincerely,

/s/ Mark Elliott
Mark Elliott Chief Executive Officer
Boxlight Corporation